UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
LONGBOARD PHARMACEUTICALS, INC.
(Name of Subject Company (Issuer))
LANGKAWI CORPORATION
(Offeror)
A Direct Wholly Owned Subsidiary of
LUNDBECK LLC
(Parent of Offeror)
An Indirect Wholly Owned Subsidiary of
H. LUNDBECK A/S
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
54300N103
(CUSIP Number of Class of Securities)
Ole Wendler Pedersen
H. Lundbeck A/S
SVP, Global General Counsel
Ottiliavej 9
DK-2500 Valby
Denmark
+45 36 30 13 11

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
Alan Zoccollilo, Esq.
Piotr Korzynski, Esq.
Baker & McKenzie LLP
452 Fifth Avenue
New York, NY 10018
(212) 626-4100

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

	☑	Third-party offer subject to Rule 14d-1.
	☐	Issuer tender offer subject to Rule 13e-4.
	☐	Going-private transaction subject to Rule 13e-3.
	☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Items 1 through 9 and Item 11.
This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the offer by Langkawi Corporation, a Delaware corporation (“Purchaser”), a direct wholly owned subsidiary of Lundbeck LLC, a Delaware limited liability company (“Payor”), and an indirect wholly owned subsidiary of H. Lundbeck A/S, a Danish aktieselskab (“Parent”), to acquire all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Longboard Pharmaceuticals, Inc., a Delaware corporation, for $60.00 per Share, in cash, without interest and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 30, 2024 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.
The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO, except as otherwise set forth below.
Item 10. Financial Statements.
Not applicable.
Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(i)*	Offer to Purchase, dated as of October 30, 2024.
(a)(1)(ii)*	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).
(a)(1)(iii)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(iv)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)*	Summary Advertisement, as published in The New York Times on October 30, 2024.
(a)(5)(i)
Joint Press Release issued by H. Lundbeck A/S and Longboard Pharmaceuticals, Inc. dated October 14, 2024 (incorporated by reference to Exhibit 99.1 of the Lundbeck A/S Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on October 15, 2024).

(a)(5)(ii)
Presentation Slides issued by H. Lundbeck A/S on October 14, 2024 (incorporated by reference to Exhibit 99.2 of the Lundbeck A/S Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on October 15, 2024).

(a)(5)(iii)
Letter from President and Chief Executive Officer of H. Lundbeck A/S to Employees of Longboard Pharmaceuticals, Inc., from October 14, 2024 (incorporated by reference to Exhibit 99.3 of the Lundbeck A/S Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on October 15, 2024).

(a)(5)(iv)
Lundbeck A/S Social Media Posts, first used on October 14, 2024 (incorporated by reference to Exhibit 99.4 of the Lundbeck A/S Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on October 15, 2024).

(a)(5)(v)
Transcript of H. Lundbeck A/S Investor/Analyst Conference Call on October 14, 2024 (incorporated by reference to Exhibit 99.1 of the Lundbeck A/S Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on October 15, 2024).

(a)(5)(vi)
Presentation by H. Lundbeck A/S to Employees of Longboard Pharmaceuticals, Inc., on October 16, 2024 (incorporated by reference to Exhibit 99.1 of the Lundbeck A/S Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on October 16, 2024).

(a)(5)(vii)
Presentation Slides issued by H. Lundbeck A/S on October 23, 2024 (incorporated by reference to Exhibit 99.1 of the Lundbeck A/S Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on October 25, 2024).

Exhibit No.	Description
(a)(5)(viii)
Press Release issued by H. Lundbeck A/S on October 23, 2024 (incorporated by reference to Exhibit 99.2 of the Lundbeck A/S Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on October 25, 2024).

(a)(5)(ix)
Excerpt of transcript of H. Lundbeck A/S Presentation on October 23, 2024 (incorporated by reference to Exhibit 99.3 of the Lundbeck A/S Pre-Commencement Communication on Schedule TO filed with the Securities and Exchange Commission on October 25, 2024).

(b)(1)*
Multicurrency Revolving Facility Agreement, dated June 25, 2019, as amended and restated on August 5, 2022 and as further amended and restated on June 30, 2023, among the financial institutions party thereto as lenders, H. Lundbeck A/S as borrower, Danske Bank A/S, as facility agent and the other parties thereto.

(b)(2)*
Facility Agreement, dated October 23, 2024, among the financial institutions party thereto as lenders, H. Lundbeck A/S as borrower, Nordea Danmark, Filial af Nordea Bank Abp, Finland as facility agent and the other parties thereto.

(d)(1)
Agreement and Plan of Merger, dated as of October 14, 2024, by and among H. Lundbeck A/S, Langkawi Corporation, Lundbeck LLC and Longboard Pharmaceuticals, Inc. (incorporated by reference to Exhibit 2.1 of the Longboard Pharmaceuticals, Inc. Current Report on Form 8-K (File No. 001-40192) filed with the Securities and Exchange Commission on October 15, 2024).

(d)(2)*	Confidentiality Agreement, dated February 2, 2024, between Longboard Pharmaceuticals, Inc. and H. Lundbeck A/S, as amended on June 29, 2024.
(g)	Not Applicable.
(h)	Not Applicable.
107*	Filing Fee Table.

*
Filed herewith

SIGNATURES
After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.
Date: October 30, 2024

H. LUNDBECK A/S

By:	/s/ Joerg Hornstein
Name:	Joerg Hornstein
Title:	Executive Vice President

LUNDBECK LLC

By:	/s/ Thomas Gibbs
Name:	Thomas Gibbs
Title:	President

LANGKAWI CORPORATION

By:	/s/ Thomas Gibbs
Name:	Thomas Gibbs
Title:	President